11650 South State Street, Suite 240

Draper, UT 84020

PH (801) 816-2522

FAX (801) 816-2537

November 22, 2016

VIA EMAIL AND EDGAR

Suying Li - Staff Accountant

Angela Lumley–Staff Accountant

Ruairi Regan

David Link

John Reynolds - Assistant Director

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

DrazanE@SEC.GOV

Re: CROE, Inc.

Registration Statement on Form S-1

Filed October 21, 2016

File No. 333-214187

Dear Sirs/Mesdames:

We serve as counsel to CROE, Inc., a Utah corporation (the “Company”) with respect to its submission of a registration statement with the U.S. Securities and Exchange Commission (hereafter, the “Commission”) on Form S-1 (“Registration Statement”), filed on October 21, 2016. We are in receipt of your email to the Company, dated November 16, 2016, and this letter is written in response thereto. We have reproduced your 22 comments below, highlighted in bold, with our responses following immediately thereafter.

General

1.	COMMENT. Please supplement and provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or any one authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: All officer and director communication with investors was oral conversations except the subscription agreements that were filled out by the investors. The form of the subscription agreements is attached to the Registration Statement as Exhibit 4.1.

U.S. Securities & Exchange Commission

Division of Corporate Finance

November 17, 2016

Cover Page

2.	COMMENT. We note your disclosure on the cover page that the selling stock holders will sell their shares of your common stock at a price of $0.05 per share until your common stock is quoted on the OTC Markets quotation service. If you intend to seek to have the price of your securities quoted in an over-the-counter marketplace, we would not object to disclosure that the selling stockholders will sell the offered securities at that fixed price until the price of your shares is quoted on the OTCQX or OTCQB marketplace or on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices. However, your disclosure should not suggest that the selling stockholders will vary from the disclosed fixed price if the price of your securities is quoted in some other over-the-counter marketplace. Please revise your disclosure here and throughout your prospectus as appropriate.

RESPONSE: We have made this change throughout the Registration Statement.

3.	COMMENT. We note your statement that “this prospectus relates to the exchange and resale of shares of Common stock of CROE ….” (emphasis added) Your registration statement does not appear to make any other reference to a share exchange. Please revise your registration statement as appropriate.

RESPONSE: We deleted this reference on the Cover page.

Forward Looking Statements, page 1

4.	COMMENT. Please remove the reference to the Private Securities Litigation Reform Act as the safe harbor provided by the Act does not apply to initial public offerings.

RESPONSE: We removed this language from page 1.

Prospectus Summary, page 2

5.	COMMENT. Please revise this section, if true, to include an affirmative statement to make clear that the company has no present plans to be acquired or to merge with another company nor does the company, nor any of its shareholders, have plans to enter into a change of control or similar transaction. We note the disclosure on page 19.

RESPONSE: We have included this disclosure on page 2.

Financial Summary, page 3

6.	COMMENT. Please revise your disclosure to provide the balance sheet information for the nine months ended September 30, 2016 and the income statement information for the year ended December 31, 2014 in addition to the periods currently disclosed.

U.S. Securities & Exchange Commission

Division of Corporate Finance

November 17, 2016

RESPONSE: We have included these extra columns and figures in the Financial Summary on page 3.

Directors, Executive Officers, Promoters…, page 13

7.	COMMENT. Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of the directors individually should serve as a director, as required by Item 401(e)(1) of Regulation S-K.

RESPONSE: We have disclosed the information requested on pages 13 and 14.

8.	COMMENT. Please disclose the business experience of Elliott Polatoff since May 2013. Refer to the requirements of Item 401(e) of Regulation S-K.

RESPONSE: We have disclosed this information about Mr. Polotoff on pages 13 and 14.

9.	COMMENT. Please disclose the business experience of Deborah Thomas from July 2012 through December 2013.

RESPONSE: We have disclosed this information about Mrs. Thomas on pages 13 and 14.

Certain Relationships and Related Transactions, page 14

10.	COMMENT. Please revise to indicate the amount of initial funds provided by Deborah Thomas to the company for the 10,000,000 founders shares issued on December 2, 2013. Also quantify the amount of consideration for the services provided to the company in connection with the issuance of the founder’s shares.

RESPONSE: We have disclosed this information under Certain Relationships and Related Transactions on page 27..

11.	COMMENT. Please revise to combine the disclosure in Certain Relationships and Related Transactions sections on page 14 and page 26.

RESPONSE: We have consolidated this disclosure with more detail on page 27.

12.	COMMENT. Please revise to indicate the value of the services provided by Elliott Polatoff for the 50,000 shares and the value of the services provided by John Thomas for the 15,000 shares noted on page 27.

RESPONSE: We have modified this disclosure accordingly on page 27.

U.S. Securities & Exchange Commission

Division of Corporate Finance

November 17, 2016

Description of Business, page 19

13.	COMMENT. Please clarify the current status of the development of your product, such as whether you have developed and tested a prototype and the nature of such tests. We note your statement that you have found fabrics.

RESPONSE: We have disclosed this development on page 20.

Management’s Discussion & Analysis, page 23

14.	COMMENT. Please provide a description of your plan of operation including a discussion of your plans to develop your business through to revenue generation, including when you intend to commence manufacturing activities and your plans to finance these activities.

RESPONSE: This Plan of Operations has been included in the MD&A on page 24.

Certain Relationships and Related Transactions, page 26

15.	COMMENT. Please reconcile the disclosure in this section with the disclosure elsewhere in your filing regarding related advances on page 2 and 19, legal fees and other related party disclosure in your financial statement footnotes on page 40. Disclose the approximate dollar value of the amount involved in each transaction. See Item 404(d)(1) of Regulation S-K.

RESPONSE: This disclosure has been modified on page 27.

16.	COMMENT. Please identify the related party with who you entered the lease agreement for office space.

RESPONSE: The related party is identified on page 27.

Market for Common Equity and Related Stockholder Matters, page 27

17.	COMMENT. Please revise to clarify what tier of the OTC Markets the company intends to have its stock quoted.

RESPONSE: We have clarified that the company intends to be quoted on the OTCQB on page 28.

U.S. Securities & Exchange Commission

Division of Corporate Finance

November 17, 2016

Executive Compensation, page 29

18.	COMMENT. Please tell us why you did not include the consulting fees paid to Elliott Polatoff in 2016 in the table.

RESPONSE: We have modified the table to include those consulting fees on page 30.

PART II

Recent Sales of Securities, page 43

19.	COMMENT. Please tell us when you filed the Form D referenced in this section.

RESPONSE: This Form D was not filed timely due to an oversight and was filed November 17, 2016.

20.	COMMENT. Please identify each capacity in which your officers are signing the registration statement including the person who is acting as your principal financial officer and your controller or principal accounting officer.

RESPONSE: The signature page has been modified accordingly.

Exhibits

Exhibit 5.1

21.	COMMENT. We note the reference to shares being issued in the share exchange; however, the registration statement does not appear to reference any such exchange. Please clarify. Also, clarify the number of issued shares to which the opinion relates. Finally, revise the opinion to provide consent to filing the opinion as an exhibit to the registration statement.

RESPONSE: The opinion was redrafted and attached herewith as Exhibit 5.1.

Exhibit 23.1

22.	COMMENT. Your independent auditor´s consent refers to the audit report dated October 20, 2016 on your financial statements as of and for the years ended December 31, 2015 and 2014. However, we note that the audit report included on page 33 of your S-1 is dated October 18, 2016. Please have your independent auditor provide a currently dated consent which references the correct audit report date.

RESPONSE: The dates have been modified by our auditor.

U.S. Securities & Exchange Commission

Division of Corporate Finance

November 17, 2016

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to call John D. Thomas at (801) 816-2536 or respond via email or facsimile if you have any further comments or questions.

Very truly yours,

CROE, INC.

/s/ Deborah Thomas

Deborah Thomas

Chief Executive Officer